

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 25, 2010

<u>Via U S Mail and FAX [(425) 453-2916]</u>

Mr. Robert D. George
Vice President, Chief Financial Officer, Secretary and Treasurer
Esterline Technologies Corporation
500 108th Avenue NE
Bellevue WA 98004

> **Re: Esterline Technologies Corporation**
> **Form 10-K for the fiscal year ended October 30, 2009**
> **Filed on December 22, 2009**
> **File No. 001-06357**

Dear Mr. George:

        We have reviewed your filings and have the following comments Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 30, 2009

Item 6. Selected Financial Data, page 23

1.	We see that you present a measure of EBITDA from continuing operations, which you disclose is not intended to be an indicator of operating performance. Please tell us how your disclosure considers the guidance from Compliance and Disclosure Interpretation 102.6. Under that guidance, if you present a non-GAAP measure of liquidity, you should also present the three major categories from the statement of cash flows.

2.	With respect to the disclosure of EBITDA from continuing operations, please tell us how you concluded that operating earnings from continuing operations is the most directly comparable financial measure determined according to GAAP for purposes of the reconciliation provided under S-K Item 10(e)(i)(B).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations, page 25

Fiscal 2009 Compared with Fiscal 2008, page 27; and
Fiscal 2008 Compared with Fiscal 2007, page 31

3.	When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. For instance, we see that you cite numerous factors in your discussions explaining why segment revenues and earnings increased or decreased during FY 2009 and FY 2008. Please apply this general guidance throughout the MD&A section in your future filings. For example, we highlight the following as examples:

- From your disclosure on pages 28 and 29, it appears that your Avionics & Control segment earnings increased by 27.5% while your Advanced Materials segment earnings declined by 31.8%. In future filings, please discuss and analyze the extent to which your Avionics & Control segment earnings were impacted by the incremental earnings from the Racal Acoustics acquisition referenced on page 28. Also, discuss and analyze the extent to which your Advanced Materials segment earnings were impacted by the one-month factory closure and the delayed shipment to an international customer referenced on page 29. In your future filings, as applicable, please confirm that you will describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, that you will indicate the extent to which income was so affected. Please refer to Item 303(a)(3)(i).

- We note your disclosure on page 31 that the 21.4% increase in your Sensors & Systems revenue principally reflected, among other things, growth in OEM programs for power and strong after-market sales of temperature and pressure sensors. In your future filings, as applicable, discuss and analyze the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services   Please refer to Item 303(a)(3)(iii).

Item 8. Financial Statements and Supplementary Data, page 51

Note 1: Accounting Policies

Inventories, page 62

4.   You disclose that you provide inventory reserves that are released upon shipment or disposal of the related inventory. Tell us why it is appropriate in GAAP to characterize inventory impairment charges as establishing "reserves." Tell us how your policy considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-35-14. Under the cited guidance, inventory impairment charges establish a new cost basis for impaired inventory. Also, tell us how presentation of the roll-forward of the inventory reserve on page 62 is consistent with the new cost basis guidance from the cited literature.

Note 6: Intangible Assets, page 68

5.   We see that the majority of the amortizing intangible assets are labeled "programs." In future filings, and in response to this comment, please describe the nature of the intangible asset identified as "programs." Also, tell us how you applied the guidance from FASB ASC 350-30 in evaluating the underlying acquisitions and in concluding that "programs" is a single reportable intangible asset.

Note 16: Acquisitions, page 91

6.   Please tell us how you evaluated the acquisitions in assessing whether you should provide the supplemental pro forma information set forth in paragraphs 54 and 55 of SFAS 141. Please note that the FASB Codification has a similar disclosure requirement at FASB ASC 805-10-50-2h.

7.   We see that you recorded significant goodwill on the recent acquisitions. In future filings please specifically describe the factors leading to a purchase price that results in the recognition of goodwill. Refer to paragraph 51b of SFAS 141. Please note that the FASB Codification has a similar disclosure requirement at FASB ASC 805-30-50-1a.

8.   You disclose that certain purchase allocations are preliminary. In future filings please disclose the reasons why the purchase allocations are not complete pursuant to paragraph 51h of SFAS 141. Please note that the FASB Codification has a similar disclosure requirement at FASB ASC 805-10-50-6.

9.   We see that you attribute the purchase allocation for 2007 acquisition of CMC to an independent valuation. While management may elect to take full responsibility for valuations used in accounting for acquisitions, if you elect to refer to an expert you may need to name that expert in the applicable Exchange Act filings. You may also need to include their consent as an exhibit to registration statements that include or incorporate the disclosure. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant